Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-223921

January 29, 2019

Crown Castle International Corp.

$600,000,000 4.300% Senior Notes due 2029

$400,000,000 5.200% Senior Notes due 2049

January 29, 2019

Pricing Term Sheet

The information in this pricing term sheet supplements the Issuer’s Preliminary Prospectus Supplement, dated January 29, 2019, and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying prospectus dated March 26, 2018 before making a decision in connection with an investment in the securities. Capitalized terms used in this pricing term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Crown Castle International Corp.

Security Description:	4.300% Senior Notes due 2029 (the “2029 Notes”) 5.200% Senior Notes due 2049 (the “2049 Notes”)

Ratings (Moody’s / S&P / Fitch)*:	Baa3 (Stable) / BBB- (Stable) / BBB (Stable)

Distribution:	SEC-registered

Aggregate Principal Amount:	2029 Notes: $600,000,000 2049 Notes: $400,000,000

Gross Proceeds:	2029 Notes: $596,766,000 2049 Notes: $399,576,000

Maturity Date:	2029 Notes: February 15, 2029 2049 Notes: February 15, 2049

Coupon:	2029 Notes: 4.300% 2049 Notes: 5.200%

Benchmark Treasury:	2029 Notes: 3.125% due November 15, 2028 2049 Notes: 3.000% due August 15, 2048

Benchmark Treasury Price and Yield:	2029 Notes: 103-15+; 2.717% 2049 Notes: 98-28+; 3.057%

Spread to Benchmark Treasury:	2029 Notes: T + 165 basis points 2049 Notes: T + 215 basis points

Price to Public:	2029 Notes: 99.461% of principal amount 2049 Notes: 99.894% of principal amount

Yield to Maturity:	2029 Notes: 4.367% 2049 Notes: 5.207%

Interest Payment Dates:	2029 Notes: February 15 and August 15, commencing August 15, 2019 2049 Notes: February 15 and August 15, commencing August 15, 2019

Record Dates:	2029 Notes: February 1 and August 1 2049 Notes: February 1 and August 1

Make-Whole Call:

2029 Notes: Prior to November 15, 2028 (three months prior to the maturity date of the 2029 Notes), at greater of par and make-whole at discount rate of Treasury plus 25 basis points

2049 Notes: Prior to August 15, 2048 (six months prior to the maturity date of the 2049 Notes), at greater of par and make-whole at discount rate of Treasury plus 35 basis points

Par Call:

2029 Notes: At any time on or after November 15, 2028 (three months prior to the maturity date of the Notes)

2049 Notes: At any time on or after August 15, 2048 (six months prior to the maturity date of the Notes)

Trade Date:	January 29, 2019

Settlement Date:

February 11, 2019 (T+9)

We expect to deliver the Notes against payment for the Notes on the ninth business day following the pricing of the Notes (“T+9”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or the next succeeding six business days will be required, by virtue of the fact that the Notes initially will settle in T+9, to specify alternative settlement arrangements to prevent a failed settlement.

Use of Proceeds:

We expect to receive net proceeds of approximately $985 million from the sale of the Notes to the underwriters, after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to repay outstanding borrowings under our existing revolving credit facility.

CUSIP:	2029 Notes: 22822V AL5 2049 Notes: 22822V AM3

ISIN:	2029 Notes: US22822VAL53 2049 Notes: US22822VAM37

Denominations/Multiple:	$2,000 x $1,000

Joint Book-Running Managers:

Barclays Capital Inc.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

MUFG Securities Americas Inc.

TD Securities (USA) LLC

Citigroup Global Markets Inc.

Commerz Markets LLC

Credit Agricole Securities (USA) Inc.

Deutsche Bank Securities Inc.

Fifth Third Securities, Inc.

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

RBC Capital Markets, LLC

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

Co-Managers:	Citizens Capital Markets, Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

* A securities rating is not a recommendation to buy, sell, or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. (toll-free) at (800) 603-5847, J.P. Morgan Securities LLC (collect) at (212) 834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated (toll-free) at (800) 294-1322, MUFG Securities Americas Inc. (toll-free) at (877) 649-6848 or TD Securities (USA) LLC (toll-free) at (855) 495-9846.

This pricing term sheet does not constitute an offer to sell, or a solicitation of an offer to buy any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.